SUPPLEMENT Dated August 27, 2014
To the Current Prospectus for:

Voya GoldenSelect Guarantee Annuity
Voya SmartDesign Multi-Rate Index Annuity

Issued by Voya Insurance and Annuity Company

This supplement updates the prospectus for your variable annuity contract. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call Customer Service at 1-800-366-0066.

IMPORTANT INFORMATION ABOUT THE COMPANY

In connection with Voya Financial, Inc.'s rebranding efforts, the following changes are effective September 1, 2014:

- ING USA Annuity and Life Insurance Company will be renamed Voya Insurance and Annuity Company;
- ING North America Insurance Corporation will be renamed Voya Services Company;
- ING Financial Partners, Inc. will be renamed Voya Financial Advisors, Inc.; and
- The name ING will be replaced with the name Voya in all product names (e.g., ING GoldenSelect Guarantee Annuity will be renamed Voya GoldenSelect Guarantee Annuity).

In general, all other references to the name ING will be replaced with the name Voya with the exception of ING Groep N.V., which will remain unchanged.